Special Note Regarding Forward-looking Statements

This interim report to shareholders, particularly the section entitled Management’s Discussion and Analysis of Financial Results contains “forward-looking information” within the meaning of Canadian provincial securities laws and applicable regulations and “forward-looking statements” within the meaning of “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements include statements that are predictive in nature, depend upon or refer to future events or conditions, include statements regarding our operations, business, financial condition, expected financial results, performance, prospects, opportunities, priorities, targets, goals, ongoing objectives, strategies and outlook, as well as the outlook for North American and international economies for the current fiscal year and subsequent periods, and include words such as “expects”, “anticipates”, “plans”, “believes”, “estimates”, “seeks”, “intends”, “targets”, “projects”, “forecasts”, “likely”, or negative versions thereof and other similar expressions, or future or conditional verbs such as “may”, “will”, “should”, “would” and “could”.

Although we believe that our anticipated future results, performance or achievements expressed or implied by the forward-looking statements and information are based upon reasonable assumptions and expectations, the reader should not place undue reliance on forward-looking statements and information because they involve known and unknown risks, uncertainties and other factors, many of which are beyond our control, which may cause our actual results, performance or achievements to differ materially from anticipated future results, performance or achievement expressed or implied by such forward-looking statements and information.

Factors that could cause actual results to differ materially from those contemplated or implied by forward-looking statements include, but are not limited to: risks incidental to the ownership and operation of real estate properties including local real estate conditions; the impact or unanticipated impact of general economic, political and market factors in the countries in which we do business; the ability to enter into new leases or renew leases on favorable terms; business competition; dependence on tenants’ financial condition; the use of debt to finance our business; the behavior of financial markets, including fluctuations in interest and foreign exchanges rates; uncertainties of real estate development or redevelopment; global equity and capital markets and the availability of equity and debt financing and refinancing within these markets; risks relating to our insurance coverage; the possible impact of international conflicts and other developments including terrorist acts; potential environmental liabilities; changes in tax laws and other tax related risks; dependence on management personnel; illiquidity of investments; the ability to complete and effectively integrate acquisitions into existing operations and the ability to attain expected benefits therefrom; operational and reputational risks; catastrophic events, such as earthquakes and hurricanes; and other risks and factors detailed from time to time in our documents filed with the securities regulators in Canada and the United States, as applicable.

We caution that the foregoing list of important factors that may affect future results is not exhaustive. When relying on our forward-looking statements or information, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. Except as required by law, we undertake no obligation to publicly update or revise any forward-looking statements or information, whether written or oral, that may be as a result of new information, future events or otherwise.

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MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL RESULTS

April 29, 2014

Introduction

This management’s discussion and analysis (“MD&A”) of Brookfield Property Partners L.P. (the “partnership” or “BPY”) covers the financial position as at March 31, 2014 and December 31, 2013 and results of operations for the three month periods ended March 31, 2014 and 2013. For the period prior to the spin-off of the partnership on April 15, 2013, the financial results reflect Brookfield Asset Management Inc.’s (“Brookfield Asset Management”) commercial property operations on a continuity of interests basis. Thereafter, the results reflect our partnership’s actual results. The information in this MD&A should be read in conjunction with the unaudited condensed consolidated financial statements (the “Financial Statements”) as at March 31, 2014 and December 31, 2013 and for the three month periods ended March 31, 2014 and 2013, included elsewhere in this report.

In addition to historical information, this MD&A contains forward-looking statements. Readers are cautioned that these forward-looking statements are subject to risks and uncertainties that could cause actual results to differ materially from those reflected in the forward-looking statements. See “Special Note Regarding Forward-looking Statements”.

Basis of Presentation

Our sole material asset is our 30% interest in Brookfield Property L.P. (the “Property Partnership”). As we have the ability to direct its activities pursuant to our rights as owners of the general partner units, we consolidate the Property Partnership. Accordingly, our Financial Statements reflect 100% of its assets, liabilities, revenues, expenses and cash flows, including non-controlling interests therein, which capture the ownership interests of other third parties. We also discuss the results of operations on a segment basis, consistent with how we manage our business. Our operating segments are (i) office, (ii) retail, and (iii) multi-family, industrial and hotels.

Financial data included in this MD&A for the three months ended March 31, 2014, include material information up to April 29, 2014. Financial data have been prepared using accounting policies in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). Non-IFRS measures used in this MD&A are reconciled to or calculated from such financial information. Unless otherwise specified, all operating and other statistical information is presented as if we own 100% of each property in our portfolio, regardless of whether we own all of the interests in each property, excluding information relating to our interest in Canary Wharf Group plc (“Canary Wharf”) and China Xintiandi (“CXTD”), as these are accounted for as financial investments. We believe this is the most appropriate basis on which to evaluate the performance of properties in the portfolio relative to each other and others in the market. All dollar references, unless otherwise stated, are in millions of U.S. Dollars. Canadian Dollars, Australian Dollars, British Pounds, Euros, and Brazilian Reais are identified as “C$”, “A$”, “£”, “€” and “R$”, respectively.

Additional information is available on our website at www.brookfieldpropertypartners.com, or on www.sedar.com or www.sec.gov.

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Continuity of Interest

Our partnership was established on January 3, 2013 by Brookfield Asset Management. On April 15, 2013, Brookfield Asset Management completed the spin-off of its real estate business to our partnership. Brookfield Asset Management directly and indirectly controlled the business prior to the spin-off and continues to control our partnership subsequent to the spin-off through its interests in our partnership. As a result of this continuity of interests, there is insufficient substance to justify a change in the measurement of the business. Accordingly, our partnership has reflected its business in its financial position and results of operations using Brookfield Asset Management’s carrying values prior to the spin-off, excluding certain interests in Brookfield Asset Management’s Australian assets and a 2% investment in The Howard Hughes Corporation, which were not contributed to the partnership as part of the spin-off (the “non-contributed operations”).

To reflect this continuity of interests, the Financial Statements present Brookfield Asset Management’s real estate business, as previously reported in its financial statements, exclusive of the non-contributed operations, for all periods prior to the spin-off. For such periods, the Financial Statements utilize the accounting policies that were used to prepare the partnership’s first consolidated financial statements subsequent to the spin-off, as if our partnership was a legal entity for the periods presented. The economic and accounting impact of contractual relationships created or modified in conjunction with the spin-off are reflected prospectively from the date of the spin-off. These arrangements have not been reflected in the results of operations or financial position of our partnership for periods prior to the spin-off, as such items were in fact not created or modified prior thereto.

Performance Measures

To measure our performance, we focus on net operating income (“NOI”) and funds from operations (“FFO”). NOI and FFO do not have standardized meanings prescribed by IFRS and therefore may differ from similar metrics used by other companies. We define each of these measures as follows:

•	NOI: means revenues from commercial and hospitality operations of consolidated properties less direct commercial property and hospitality expenses, with the exception of depreciation and amortization of real estate assets.

•	FFO: means income, including equity accounted income, before realized gains (losses) on the sale of investment properties, fair value gains (losses) (including equity accounted fair value gains (losses)), depreciation and amortization of real estate assets, income tax expense (benefit), and less non-controlling interests.

NOI is used as a key indicator of performance as it represents a measure over which management has a certain degree of control. We evaluate the performance of our office segment by evaluating NOI from “Existing properties”, or on a “same-store” basis, and NOI from “Acquisitions, dispositions and other.” NOI from existing properties compares the performance of the property portfolio by excluding the effect of current and prior period dispositions and acquisitions, including developments and “one-time items”, which for the historical periods presented consists primarily of lease termination income. NOI presented within “Acquisitions, dispositions and other” includes the results of current and prior period acquired, developed and sold properties, as well as the one-time items excluded from the “Existing properties” portion of NOI. We do not evaluate the performance of the operating results of the retail segment on a similar basis as the majority of our investments in the retail segment are accounted for under the equity method and, as a result, are not included in NOI. Similarly, we do not evaluate the operating results of our other segments on a same-store basis based on the nature of the investments.

We also consider FFO an important measure of our operating performance. FFO is a widely recognized measure that is frequently used by securities analysts, investors and other interested parties in the evaluation of real estate entities, particularly those that own and operate income producing properties. Our definition of FFO includes all of the adjustments that are outlined in the National Association of Real Estate Investment Trusts (“NAREIT”) definition of FFO, including the exclusion of gains (or losses) from the sale of investment properties, the add back of any depreciation and amortization related to real estate assets and the adjustment for unconsolidated partnerships and joint ventures. In addition to the adjustments prescribed by NAREIT, we also make adjustments to exclude any unrealized fair value gains (or losses) that arise as a result of reporting under IFRS and income taxes that arise as certain of our subsidiaries are structured as corporations as opposed to real estate investment trusts (“REITs”). These additional adjustments result in an FFO measure that is similar to that which would result if our partnership was organized as a REIT that determined net income in accordance with generally accepted accounting principles in the United States (“U.S. GAAP”), which is the type of organization on which the NAREIT definition is premised. Our FFO measure will differ from other organizations applying the NAREIT definition to the extent of certain differences between the IFRS and U.S. GAAP reporting frameworks, principally related to the recognition of lease termination income. Because FFO excludes fair value gains (losses), including equity accounted fair value gains (losses), realized gains (losses) on the sale of investment properties, depreciation and amortization of real estate assets and income taxes, it provides a performance measure that, when compared year-over-year, reflects the impact on operations from trends in occupancy rates, rental rates, operating costs and interest costs, providing perspective not immediately apparent from net income. We reconcile FFO to net income rather than cash flow from operating activities as we believe net income is the most comparable measure.

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We do not utilize net income on its own as a key metric in assessing the performance of our business because, in our view, it does not provide a consistent or complete measure of the ongoing performance of the partnership’s underlying operations. Nevertheless, we recognize that others may wish to utilize net income as a key measure and therefore provide a reconciliation of net income to NOI and FFO on page 18 in this MD&A.

Overview of our Business

The partnership is Brookfield Asset Management’s primary public entity to make investments in the real estate industry. We are a globally-diversified owner and operator of high-quality properties that typically generate stable and sustainable cash flows over the long term. With approximately 15,000 employees involved in our real estate businesses around the globe, we have built operating platforms in the office, retail, industrial, multi-family, and hotel sectors. We leverage these operating platforms to enhance the cash flow and value of our assets, including through active asset management and by executing development and redevelopment projects.

Our portfolio is comprised of high-quality properties, including:

•	Interests in 168 office properties totaling 97 million square feet in the world’s leading commercial markets such as New York, London, Los Angeles, Washington, D.C., Sydney, Toronto, Houston, Calgary and Perth;

•	Interests in 163 retail properties containing approximately 152 million square feet in the United States, Brazil and Australia; a substantial portion of our retail properties are held through our 29% interest in General Growth Properties, Inc. (“GGP”) (33% on a fully diluted basis, assuming all outstanding warrants are exercised) and our 34% interest in Rouse Properties, Inc. (“Rouse”);

•	Interests in over 58 million square feet of industrial space, primarily consisting of modern logistics assets in North America and Europe; and

•	Interests in over 22,000 multi-family units as well as eight hotel assets with approximately 7,500 rooms.

In addition, we have a 19 million square foot office development pipeline, a $600 million retail mall redevelopment pipeline (on a proportionate basis) and a land portfolio with the potential to build 68 million square feet of industrial properties.

Our strategy is to be the leading globally-diversified owner and operator of commercial properties. Due to the cyclical nature of the real estate industry, we believe that a real estate portfolio diversified by property type and geography will perform consistently over time. Furthermore, since property valuations fluctuate considerably based on market sentiment and other factors, we believe that the flexibility to shift capital to sectors and geographies that are out of favor will enable us to earn premium returns on the capital that we invest. As we grow our business, we will seek to acquire high-quality assets on a value basis, utilize our operating platforms to add value through pro-active management and recycle capital for re-investment in new opportunities.

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Our diversified portfolio of high-quality assets has a stable cash flow profile with growth potential. As a result of marking-to-market of rents upon lease expiry, escalation provisions in leases and increases in occupancy, our existing assets should generate strong same-store growth without significant capital investment. Furthermore, we expect to earn between 8% and 11% unlevered, pre-tax returns on construction costs for our development and redevelopment projects. With this cash flow profile, our goal is to pay an attractive annual distribution to our unitholders and to grow our distribution by 3% to 5% per annum.

Overall, we seek to earn leveraged after-tax returns of 12% to 15% on our invested capital. These returns will be comprised of current cash flow that is generated by our assets and capital appreciation. Some of the capital appreciation will be reflected in the fair value gains that flow through our income statement as a result of our revaluation of investment properties in accordance with IFRS. The remainder of the capital appreciation will be realized in future periods to the extent we are able to successfully execute development and redevelopment projects as well as other value creation strategies. From time to time, we will convert some or all of these unrealized gains to cash through asset sales, joint ventures or refinancings.

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Financial Performance and Analysis as at March 31, 2014 and December 31, 2013 and for the Three Months Ended March 31, 2014 and 2013

The following tables set forth the results for our business for each of the three months ended March 31, 2014 and 2013 and as at March 31, 2014 and December 31, 2013. Further details on our financial position and results of operations are contained within the review of our business segments below.

	Three months ended Mar. 31,
(US$ Millions, except per unit amounts)	2014	2013
Commercial property revenue	$723	$748
Hospitality revenue	275	329
Investment and other revenue	57	55
Total revenue	1,055	1,132
Direct commercial property expense	314	305
Direct hospitality expense	242	274
Interest expense	288	267
Administration and other expense	94	57
Total expenses	938	903
Fair value gains, net	568	214
Share of net earnings from equity accounted investments	228	232
Income before income taxes	913	675
Income tax expense	420	99
Net income	$493	$576
Net income attributable to:
Limited partners(1)	$77	$ -
General partner(1)	-	-
Brookfield Asset Management Inc.(2)	-	329
Non-controlling interests attributable to:
Redeemable/exchangeable and special limited partner units of the operating partnership held by Brookfield Asset Management Inc.(1)	292	-
Limited partnership units of Brookfield Office Properties Exchange LP	3	-
Interests of others in operating subsidiaries and properties	121	247
	$493	$576
Basic and diluted earnings per LP Unit(3)	$0.67

(1)	For periods subsequent to April 15, 2013.
(2)	For the periods prior to April 15, 2013.
(3)	Earnings per LP unit have been presented effective for the period from the date of the spin-off on April 15, 2013, as this is the date of legal entitlement of earnings to the limited partnership unitholders.

(US$ Millions)	Mar. 31, 2014	Dec. 31, 2013
Investment properties	$ 35,051	$34,153
Equity accounted investments	9,208	9,281
Total assets	54,540	52,446
Debt obligations	23,803	21,640
Total equity	23,986	24,990
Equity after subtracting non-controlling interests of others in operating subsidiaries and properties	16,767	13,624

Consolidated Performance and Analysis

Commercial property revenue is comprised of revenues from our office, retail, multi-family, and industrial properties. Commercial property revenue was $723 million for the three months ended March 31, 2014 compared to $748 million during the same period in the prior year. The decrease is attributable to a large expiry at Brookfield Place New York in the fourth quarter of 2013, which reduced revenue by approximately $42 million. This decrease was partially offset by acquisitions over the last 12 months largely in our industrial platform. Hospitality revenue is comprised of our revenue from the sale of rooms, food, beverages and other services as they are provided. The decrease from the prior year was related to certain hotel assets in Australia, which are held through an entity that was previously consolidated by the partnership and has been reclassified to equity accounted investments as part of a reorganization.

Investment and other revenue increased by $2 million as compared to the prior year. The current period includes a promote fee earned on the sale of a portion of our interest in Heritage Plaza in Houston of $9 million, which was offset by a gain recognized as a result of a refinancing during the prior period. The increase in investment and other revenue also reflects the reclassification of certain Australian assets to participating loan interests in conjunction with our spin-off, which increased investment and other revenue by $14 million.

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Direct commercial property expenses increased by $9 million over the prior year due to acquisition activity in our office and multi-family, industrial and hotels platforms.

Interest expense for the three months ended March 31, 2014 was $288 million as compared to $267 million in the prior year. This increase was primarily driven by additional property-level debt as a result of acquisition activity, primarily in our office and multi-family, industrial and hotels segments. This increase was partially offset by a weakening of foreign currencies against the U.S. dollar and our refinancing efforts over the last 12 months at attractive rates. Our average interest rate on our debt obligations at March 31, 2014 was 4.3% as compared to 4.8% a year ago.

Administration and other expense increased by $37 million for the three months ended March 31, 2014, compared to the same period in the prior year, primarily as a result of management fees under the master services agreement and management fees for new real estate funds payable to Brookfield Asset Management.

Fair value gains of $568 million were recognized in the current quarter as compared to $214 million in the prior year. The largest components in the current period were in our office segment, which included a $141 million fair value gain on our investment in Canary Wharf due to the continued recovery in the London office market and appreciation of Canary Wharf’s development projects as well as gains recognized on our downtown Los Angeles portfolio attributable to an improved leasing market. In addition, we recorded $127 million of fair value gains in our retail segment primarily driven by an increase in GGP’s stock price resulting in mark-to-market gains on our GGP warrants.

Our share of net earnings from equity accounted investments was $228 million for the three months ended March 31, 2014, which represents a decrease of $4 million compared to the same period in the prior year. For the three months ended March 31, 2014, our retail segment recorded $179 million of net earnings from equity accounted investments, which was a $2 million increase versus the prior year and was primarily driven by increases in operating income and valuation gains at GGP. Our office segment recorded $28 million of net earnings from equity accounted investments during the period, which represents a decrease of $2 million compared to the prior year period. This decrease is primarily attributable to the consolidation of Five Manhattan West in New York and the Victor Building in Washington, D.C. in the first quarter of 2014 and the third quarter of 2013, respectively, following the acquisition of additional interests in these assets. The remaining variance relates to fair value gains from equity accounted investments in our multi-family, industrial and hotels segment.

Income tax expense increased by $321 million for the three months ended March 31, 2014 compared to the prior year period, primarily due to an increase in deferred tax liability as a result of a change in state tax legislation that resulted in an increase in our effective tax rate applicable to future earnings from certain subsidiaries in the impacted jurisdictions.

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Segment Performance and Analysis

Office

Operating results – Office

The following table presents NOI, which represents the net amount of commercial property revenue and direct commercial property expense, and FFO of our office properties by region for the three months ended March 31, 2014 and 2013.

(US$ Millions)	NOI(1)		FFO(1)
Three months ended Mar. 31,	2014	2013	2014	2013
Office
United States	$195	$ 201	$105	$ 148
Canada	66	73	48	48
Australia	59	81	53	51
Europe	23	9	10	2
Unallocated	-	-	(132)	(151)
Total	343	364	84	98
(1)	See “— Performance Measures” above in this MD&A for an explanation of components of NOI and FFO.

Same-store NOI for the three months ended March 31, 2014 (i.e., NOI from assets owned throughout both the current and prior period) is presented in the following table on a constant exchange rate basis, using the average exchange rate for the three months ended March 31, 2014:

	Three months ended Mar. 31,
(US$ Millions)	2014	2013
United States	$154	$186
Canada	66	67
Australia	59	59
Europe	13	10
NOI relating to existing properties using normalized foreign exchange ("FX") (1)	292	322
Currency variance	-	15
NOI relating to existing properties	292	337
NOI relating to acquisitions, dispositions and other	51	27
Total NOI	$343	$364
Average in-place net rent per square foot	$30.09	$29.99

(1) Using the three months ended March 31, 2014 average FX rates.

Same-store NOI for the three months ended March 31, 2014 compared with the prior year decreased by $30 million to $292 million. This decrease was primarily the result of an expiry of approximately 4 million square feet at Brookfield Place New York in Q4 2013. This vacancy was partially offset by higher same property average in-place net rents at our other U.S. properties and lease-ups in our European portfolio. Increased NOI relating to acquisitions, dispositions and other increased by $24 million, primarily due to the acquisition of MPG Office Trust, Inc. in Los Angeles, 125 Old Broad Street in London, and additional interests in Five Manhattan West in New York, net of the disposition of Heritage Plaza in Houston, 2000 L Street in Washington, D.C. and the Sydney Water headquarters.

FFO from our office sector was $84 million for the three months ended March 31, 2014 as compared to $98 million in the prior year. Offsetting the decrease in NOI noted above were interest savings as a result of attractive refinancing activity, the additional ownership interest in Brookfield Office Properties Inc. (“BPO”) acquired during the first quarter of 2014, and a promote fee earned on the sale of Heritage Plaza of $9 million in the current period ($5 million net to the partnership).

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The results of operations are primarily driven by changes in occupancy and rental rates of our office properties. The following tables present key metrics relating to in-place leases of our office property portfolio:

	Mar. 31, 2014					Mar. 31, 2013
	Occupancy (%)	Same Store Occupancy (%)	Avg. Lease Term (Years)	Avg. "In Place" Net Rent	Market Net Rent	Occupancy (%)	Same Store Occupancy (%)	Avg. Lease Term (Years)	Avg. "In Place" Net Rent	Market Net Rent
United States	83.3%	84.3%	7.3	$ 26.58	$32.11	87.0%	86.9%	6.8	$26.73	$31.55
Canada	95.6%	95.6%	8.4	24.94	29.56	96.6%	96.6%	8.3	24.34	29.64
Australia	97.6%	97.6%	5.3	48.80	52.85	97.8%	97.6%	6.1	48.87	52.27
Europe(1)	94.2%	92.6%	8.5	76.20	82.81	85.4%	85.4%	10.0	70.29	70.38
Average	87.9%	88.8%	7.3	$ 30.09	$35.23	90.6%	90.6%	7.1	$29.99	$34.63

(1) Does not include office assets held through our approximately 22% interest in Canary Wharf.

We use in-place net rents for our office segment, as a measure of leasing performance. We calculate this as the annualized amount of cash rent receivable from leases on a per square foot basis including tenant expense reimbursements, less operating expenses being incurred for that space, excluding the impact of straight-lining rent escalations or amortization of free rent periods. This measure represents the amount of cash generated from leases in a given period.

For the three months ended March 31, 2014, we leased approximately 1.5 million square feet at average in-place net rents approximately 6% higher than expiring net rents.

•	Net rents across our U.S. office portfolio stand at a discount of approximately 20.8% to the average market rent of $32.11 per square foot. In Canada, net rents stand at a discount of approximately 18.5% to the average market rent of $29.56 per square foot.

•	In Australia, at March 31, 2014, average in-place net rent in our portfolio was $48.80 per square foot, which represented an 8.3% discount to market rents. Leases in Australia typically include annual escalations, with the result that in-place lease rates tend to increase along with increases in market rents.

•	In Europe, at March 31, 2014, average in-place net rent in our portfolio was $76.20 per square foot, which represented an 8.7% discount to market rents.

Our overall office portfolio’s in-place net rents are currently 15% below market net rents, which gives us confidence that we will be able to increase our net rental income in the coming years, as we sign new leases at prevailing market rates. At quarter-end, occupancy in our office portfolio was 87.9% versus 90.6% in the prior year period, primarily due to the temporary increase in vacancy at Brookfield Place New York. Furthermore, if we are able to increase occupancy to historical levels in the mid-90%, we should be able to further increase cash flow.

The following table presents our leasing activity from December 31, 2013 to March 31, 2014:

	Dec. 31, 2013								Mar. 31, 2014
						Year One	Average	Acq.
	Leasable		Total	Expiring		Leasing	Leasing	(Disp.)	Leasable
	Area(1)	Leased(1)	Expiries	Net Rent	Leasing	Net Rent	Net Rent	Additions	Area	Leased
(US $)	(000's Sq.Ft.)	(000's Sq.Ft.)	(000's Sq. Ft.)	($ per Sq.Ft.)	(000's Sq. Ft.)	($ per Sq.Ft.)	($ per Sq.Ft.)	(000's Sq. Ft.)	(000's Sq. Ft.)	(000's Sq. Ft.)
United States	50,472	42,011	(890)	$23.87	1,170	$26.35	$28.77	460	50,932	42,445
Canada	16,709	16,063	(312)	28.05	225	28.35	29.71	-	16,709	15,976
Australia	9,872	9,633	(124)	51.92	60	50.20	56.31	(430)	9,442	9,218
Europe (2)	1,346	1,276	(33)	82.18	25	62.13	65.50	-	1,346	1,268
Total	78,399	68,983	(1,359)	$28.80	1,480	$28.23	$30.65	30	78,429	68,907

(1) Has been restated to reflect the impact of remeasurements which are performed annually in the first quarter.
(2) Does not include office assets held through our approximate 22% interest in Canary Wharf.

Additionally, for the three months ended March 31, 2014, tenant improvements and leasing costs related to leasing activity was $75 million, or an average of $50.90 per square foot, compared to $58 million, or $43.21 per square foot for the same period in the prior year.

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The following table presents the lease expiry profile of our office properties with the associated expiring average in-place net rents by region at March 31, 2014:

			Expiring Leases
(US$)	Net Rental Area	Currently Available	Remaining 2014		2015		2016		2017		2018		2019		2020 & Beyond
			(000's sq.ft.)	Net Rent	(000's sq.ft.)	Net Rent	(000's sq.ft.)	Net Rent	(000's sq.ft.)	Net Rent	(000's sq.ft.)	Net Rent	(000's sq.ft.)	Net Rent	(000's sq.ft.)	Net Rent
Consolidated Properties
United States	44,344	7,528	1,658	$25	3,097	$22	2,355	$24	2,868	$24	4,686	$27	2,489	$27	19,663	$33
Canada	16,709	733	324	27	1,212	22	1,355	24	675	27	758	29	909	26	10,743	28
Australia	5,455	137	509	44	293	52	434	58	196	51	183	41	939	51	2,764	70
Europe(1)	1,346	78	123	104	6	28	72	82	88	55	2	98	95	72	882	75
Total Consolidated Properties	67,854	8,476	2,614	$33	4,608	$24	4,216	$28	3,827	$27	5,629	$28	4,432	$33	34,052	$36
Equity Accounted Properties
United States	6,588	959	380	27	441	21	411	28	301	29	335	27	719	44	3,042	60
Australia	3,987	87	108	51	340	43	717	50	1,129	48	551	62	227	57	828	80
Total Equity Accounted Properties	10,575	1,046	488	$32	781	$31	1,128	$42	1,430	$44	886	$49	946	$47	3,870	$64
Total	78,429	9,522	3,102	$32	5,389	$25	5,344	$31	5,257	$32	6,515	$31	5,378	$35	37,922	$39
Percentage of Total	100.0%	12.1%	4.0%		6.9%		6.8%		6.7%		8.3%		6.9%		48.3%

(1) Does not include office assets held through our approximately 22% interest in Canary Wharf.

Balance sheet – Office

The following table presents equity after subtracting non-controlling interests of others of our office property portfolio by region as at March 31, 2014 and December 31, 2013.

	United States		Canada		Australia		Europe		Total
(US$ Millions)	Mar. 31, 2014	Dec. 31, 2013	Mar. 31, 2014	Dec. 31, 2013	Mar. 31, 2014	Dec. 31, 2013	Mar. 31, 2014	Dec. 31, 2013	Mar. 31, 2014	Dec. 31, 2013
Office properties	$ 17,368	$16,651	$4,674	$4,856	$3,451	$3,315	$1,700	$1,660	$ 27,193	$26,482
Equity accounted investments	1,570	1,749	53	53	253	238	-	-	1,876	2,040
Participating loan interests	-	-	-	-	685	747	-	-	685	747
Accounts receivable and other	1,208	973	172	235	366	247	2,024	1,592	3,770	3,047
	20,146	19,373	4,899	5,144	4,755	4,547	3,724	3,252	33,524	32,316

Debt obligations	9,005	8,701	2,117	2,214	1,719	1,653	1,706	1,519	14,547	14,087
Accounts payable and other	1,330	1,026	609	646	435	374	187	144	2,561	2,190
Capital securities - fund subsidiaries	514	491	-	-	-	-	-	-	514	491
Non-controlling interests	852	1,134	472	488	141	130	1	-	1,466	1,752
	$8,445	$8,021	$1,701	$1,796	$2,460	$2,390	$1,830	$1,589	$ 14,436	$13,796
Unallocated
Unsecured facilities									$687	$663
Capital securities									608	628
Non-controlling interests									2,467	6,057
Equity after subtracting non-controlling interests of others in operating subsidiaries and properties(1)									$ 10,674	$ 6,448

(1)Does not include office developments which are described in the table below on a geographic basis.

Office properties total $27.2 billion at March 31, 2014 as compared to $26.5 billion at December 31, 2013. The increase is largely attributable to valuation gains recognized within our U.S. office portfolio, particularly in Los Angeles and downtown New York.

Equity accounted investments as at March 31, 2014 primarily include: in the United States, 245 Park Avenue ($0.7 billion) and the Grace Building ($0.7 billion); and in Australia, E&Y Centre ($0.3 billion). Our interest in Canary Wharf ($1.2 billion) is classified as a financial asset and is included in accounts receivable and other in the table above. Equity accounted investments declined by $164 million, primarily due to the acquisition of additional interests in Five Manhattan West, subsequent to which the property has been consolidated.

Debt obligations increased by $460 million, primarily as a result of the consolidation of Five Manhattan West following the acquisition of additional interests in the property during the quarter, offset by the disposition of Heritage Plaza in Houston.

Equity after subtracting non-controlling interests of others increased by $4.2 billion to $10.7 billion as at March 31, 2014 compared to December 31, 2013, excluding office development activities. This increase is primarily due to the increase in our ownership of BPO during the quarter and increases in the fair value of our operating properties as a result of improved cash flows from leasing activity. This increase was partially offset by the impact of foreign currency translation in our Canadian office portfolio, as well as dispositions of non-core office assets during the current year.

10

The following table presents the equity after subtracting non-controlling interests of others of our office development activities by region:

	Mar. 31, 2014				Dec. 31, 2013
(US$ Millions)	Consolidated assets	Consolidated liabilities	Non-Controlling interests	Equity after subtracting non-controlling interests of others in operating subsidiaries and properties	Consolidated assets	Consolidated liabilities	Non-Controlling interests	Equity after subtracting non-controlling interests of others in operating subsidiaries and properties
North America
Manhattan West, New York(1)	$676	$ 340	$25	$311	$627	$ 323	$154	$150
Other	576	43	80	453	547	47	277	223
Europe	629	73	75	481	551	35	281	235
Australia	70	-	5	65	55	-	28	27
Brazil	272	145	-	127	253	135	-	118
	$2,223	$ 601	$ 185	$1,437	$2,033	$ 540	$740	$753

(1)	At March31, 2014 consolidated liabilities include $122 million of non-recourse fixed rate debt, bearing interest at 5.9% and maturing in 2018, and $229 million of non-recourse floating rate debt bearing interest at 2.7% and maturing in 2016.

Of the 18.9 million square feet in our office development pipeline, 8.4 million square feet are in the active development stage, 2.3 million square feet are in the active planning stage and 8.2 million square feet are held for future development.

Our active developments include the five million square foot Manhattan West project in New York, the 1.4 million square foot Brookfield Place East Tower in Calgary, the 980,000 square foot Bay Adelaide Centre East in Toronto, the 681,000 square foot Giroflex towers in São Paulo, and the 366,000 square foot Brookfield Place Tower 2 in Perth. As of March 31, 2014 on a proportionate basis, these five sites had incurred a cost of $914 million and had a total planned development cost of $5.5 billion, or $726 per square foot, with a weighted average planned construction period of 83 months. Excluding Manhattan West, the weighted average planned construction period is 48 months.

Of the remaining approximately 10.5 million square feet in our office development pipeline as at March 31, 2014, 2.3 million square feet were in the active planning stage comprising four development projects, including 100 Bishopsgate in London. As at March 31, 2014, on a proportionate basis, those four developments had incurred a cost of $741 million and had a total planned development cost of $2.5 billion, or $1,284 per square foot, with a weighted average planned construction period of 37 months.

The remaining approximately 8.2 million square feet of our office development pipeline as of March 31, 2014 were being held for development and were not in the active planning stage. With all our development sites, we proceed with actively developing the sites when our preleasing targets and risk adjusted return hurdles are met.

The key valuation metrics of our office properties are presented in the following table. The valuations are most sensitive to changes in the discount rate and timing or variability of cash flows.

	Mar. 31, 2014			Dec. 31, 2013
	Discount rate	Terminal capitalization rate	Investment horizon	Discount rate	Terminal capitalization rate	Investment horizon
Consolidated properties
United States	7.5%	6.2%	11	7.5%	6.3%	11
Canada	6.4%	5.7%	11	6.4%	5.7%	11
Australia	8.4%	7.2%	10	8.4%	7.2%	10
Europe	6.7%	5.3%	10	6.7%	5.3%	10
Equity accounted properties
United States	6.3%	5.8%	9	6.6%	5.9%	9
Australia	8.8%	7.5%	10	8.7%	7.3%	10

11

As at March 31, 2014, the debt to capitalization of our consolidated office properties was 49%.

We attempt to match the maturity of our office debt obligations with the average lease term of our properties. At March 31, 2014, the average term to maturity of our debt obligations was 4 years, compared to our average lease term of 7 years. The relatively short duration of our debt was impacted by construction facilities and credit facilities on assets that are not stabilized. We anticipate extending the average term as we execute our refinancing plans. The details of our debt obligations for our consolidated office properties at March 31, 2014 are as follows:

(US$ Millions)	Weighted Average Rate	Debt Balance
Unsecured Facilities
BPO corporate revolver	2.4%	$379
BPO senior notes	4.2%	317
Funds subscription credit facility	1.8%	708

Secured Debt Obligations
Fixed rate	5.1%	8,874
Variable rate	3.9%	5,563

Deferred financing costs		(109)
		$ 15,732

Current		$3,209
Non-current		12,523
		$ 15,732

As at March 31, 2014 we had $1,181 million of committed corporate credit facilities at BPO consisting of a $1 billion revolving credit facility with a syndicate of banks and bilateral agreements between Brookfield Canada Office Properties and a number of Canadian chartered banks for C$200 million. At quarter-end, the balance drawn on these facilities was $379 million (December 31, 2013 – $336 million).

BPO had the following capital securities outstanding as at the dates indicated:

	Shares	Cumulative
(Millions, except share information)	Outstanding	Dividend Rate	Mar. 31, 2014		Dec. 31, 2013
Class AAA Series E(1)	8,000,000	70% of bank prime	$	―	$	―
Class AAA Series G	4,400,000	5.25%		110		110
Class AAA Series H	8,000,000	5.75%		181		188
Class AAA Series J	8,000,000	5.00%		181		188
Class AAA Series K	6,000,000	5.20%		136		142
				$608		$628

Current				$181		$188
Non-current				427		440
				$608		$628

(1) The partnership has an offsetting loan receivable against these securities earning an interest at 108% of bank prime.

In addition to the capital securities presented in the above table, BPO also had $514 million of capital securities outstanding at March 31, 2014 (December 31, 2013 – $491 million), which represent the equity interests in Brookfield DTLA Holdings LLC (“DTLA”) held by co-investors in the fund which have been classified as a liability, rather than as non-controlling interests, due to the fact that on October 15, 2023, and on every fifth anniversary thereafter, the holders of these interests can cause DTLA to redeem their interests in the fund for cash equivalent to the fair value of the interests.

12

Retail

Operating results – Retail

The following table presents the NOI and FFO of our retail properties by region for the three months ended March 31, 2014 and 2013.

(US$ Millions)	NOI(1)		FFO(1)
Three months ended Mar. 31,	2014	2013	2014	2013
United States	$ -	$-	$112	$66
Brazil	22	22	1	2
Australia	4	5	2	2
	$ 26	$27	$115	$70

(1)	See “— Performance Measures” above in this MD&A for an explanation of components of NOI and FFO.

For the three months ended March 31, 2014, NOI decreased by $1 million, compared with the same period in the prior year, primarily as a result of asset dispositions in Australia in 2013.

FFO for the for the three months ended March 31, 2014, compared with the same period in the prior year, increased by $45 million, primarily as a result of increased contribution from our equity accounted investments due to improved occupancy and favorable lease spreads in the United States.

The following table presents key metrics relating to our retail property portfolio:

	Mar. 31, 2014				Mar. 31, 2013
	Occupancy (%)	Avg. Lease Term (Years)	Avg. "In Place" Rent	Market Rent	Occupancy (%)	Avg. Lease Term (Years)	Avg. "In Place" Rent	Market Rent
United States (1)	94.8%	5.9	$53.88	$57.38	94.5%	6.0	$ 53.47	$55.62
Brazil	95.8%	6.8	48.36	50.38	94.5%	7.0	45.60	44.57
Australia(2)	100.0%	2.0	7.53	8.56	98.6%	6.3	8.73	10.80
Average	94.9%	5.9	$53.23	$56.64	94.6%	6.1	$51.86	$53.88

(1) Represents regional malls only and excludes leases on traditional anchor stores and specialty leasing license agreements.
(2) Excludes assets that are being de-leased in preparation for redevelopment.
(3) Excludes assets held through our investment in CXTD.

Our retail portfolio occupancy rate at March 31, 2014 was 94.9%, up from 94.6% at March 31, 2013. In our retail segment, we use in-place rents a measure of leasing performance. In-place rents are calculated on a cash basis and consist of base minimum rent, plus reimbursements of common area costs, and real estate taxes. In-place rents increased to $53.23 at March 31, 2014 from $51.86 at March 31, 2013, primarily as a result of strong leasing activity across our U.S. and Brazilian mall portfolios. At GGP, the same-store leased percentage increased 40 basis points compared to the prior year to 96.2% and suite-to-suite lease spreads increased by 10.8% at March 31, 2014.

The following table presents leasing activity for the period from December 31, 2013 to March 31, 2014:

	Dec. 31, 2013(1)								Mar. 31, 2014
(US $)	Leasable Area(1) (000's Sq.Ft.)	Leased(1) (000's Sq.Ft.)	Total Expiries (000's Sq. Ft.)	Expiring Rent ($ per Sq.Ft.)	Leasing (000's Sq. Ft.)	Year One Leasing Rent ($ per Sq.Ft.)	Average Leasing Rent ($ per Sq.Ft.)	Acq. (Disp.) Additions (000's Sq. Ft.)	Leasable Area (000's Sq. Ft.)	Leased (000's Sq. Ft.)
United States	64,066	61,563	(9,647)	$ 60.18	9,056	$ 54.69	$ 59.93	251	64,317	61,161
Brazil	2,872	2,749	(92)	66.36	86	58.55	60.92	(8)	2,864	2,745
Australia	914	914	-	-	-	-	-	(330)	584	584
Total(2)	67,852	65,226	(9,739)	$ 60.24	9,142	$ 54.73	$ 59.94	(87)	67,765	64,490

(1) Has been restated to reflect the impact of remeasurements which are performed annually in the first quarter.

(2) Excludes assets held through our investment in CXTD.

In addition, we incurred tenant allowances for our retail operating properties of $35 million for the three months ended March 31, 2014 compared to $40 million during the same period in 2013.

13

The following table presents the lease expiry profile of our retail properties with the associated expiring average in-place rents by region at March 31, 2014:

			Expiring Leases
	Net Rental Area	Currently Available	Remaining 2014		2015		2016		2017		2018		2019		2020
(US$)			(000's sq.ft.)	In-place Rent	(000's sq.ft.)	In-place Rent	(000's sq.ft.)	In-place Rent	(000's sq.ft.)	In-place Rent	(000's sq.ft.)	In-place Rent	(000's sq.ft.)	In-place Rent	(000's sq.ft.)	In-place Rent
Consolidated Properties
Brazil	2,864	119	657	$50	421	$67	257	$72	314	$58	229	$77	216	$35	651	$15
Australia	584	-	-	-	-	-	584	8	-	-	-	-	-	-	-	-
Total Consolidated Properties	3,448	119	657	$50	421	$67	841	$28	314	$58	229	$77	216	$35	651	$15
Equity Accounted Properties
United States(1)	61,078	3,156	3,581	60	6,920	58	6,720	59	6,394	59	6,049	65	5,270	64	22,988	63
Total Equity Accounted Properties	61,078	3,156	3,581	$60	6,920	$58	6,720	$59	6,394	$59	6,049	$65	5,270	$64	22,988	$63
Total(2)	64,526	3,275	4,238	$58	7,341	$59	7,561	$56	6,708	$59	6,278	$65	5,486	$63	23,639	$62
Percentage of Total	100.0%	5.1%	6.6%		11.4%		11.7%		10.4%		9.7%		8.5%		36.6%

(1) Represents regional malls only and excludes leases on traditional anchor stores and specialty leasing license agreements.

(2) Excludes assets held through our investment in CXTD.

Balance sheet – Retail

The following table presents equity after subtracting non-controlling interests of others of our retail properties by region as at March 31, 2014 and December 31, 2013.

	United States		Brazil		Australia		China		Total
(US$ Millions)	Mar. 31, 2014	Dec. 31, 2013	Mar. 31, 2014	Dec. 31, 2013	Mar. 31, 2014	Dec. 31, 2013	Mar. 31, 2014	Dec. 31, 2013	Mar. 31, 2014	Dec. 31, 2013
Retail properties	$ -	$ -	$1,859	$1,775	$ 86	$128	$ -	$ -	$1,945	$1,903
Equity accounted investments	6,600	6,443	-	-	-	-	-	-	6,600	6,443
Accounts receivable and other	975	868	280	277	5	1	505	-	1,765	1,146
	7,575	7,311	2,139	2,052	91	129	505	-	10,310	9,492

Debt obligations	-	-	656	636	42	58	-	-	698	694
Accounts payable and other	-	-	172	151	6	3	3	-	181	154
Non-controlling interests	-	-	957	937	3	3	345	-	1,305	940
Equity after subtracting non-controlling interests of others in operating subsidiaries and properties	$ 7,575	$ 7,311	$ 354	$ 328	$ 40	$ 65	$ 157	-	$ 8,126	$ 7,704

Equity after subtracting non-controlling interests of others in our retail portfolio increased by $422 million to $8.1 billion at March 31, 2014 from December 31, 2013. The increase was primarily as a result of $296 million of net income and $157 million investment in CXTD, comprised of preferred securities convertible into CXTD ordinary shares and warrants to subscribe to ordinary shares of Shui On Land, the parent of CXTD. This was offset by dividends received from GGP and Rouse in the quarter.

The key valuation metrics of our retail properties, including those within our equity accounted investments, are presented in the following table. The valuations are most sensitive to changes in the discount rate and timing or variability of cash flows.

	Mar. 31, 2014			Dec. 31, 2013
	Discount rate	Terminal capitalization rate	Investment horizon	Discount rate	Terminal capitalization rate	Investment horizon
Consolidated properties
Brazil	9.0%	7.2%	10	9.0%	7.2%	10
Australia	10.5%	12.0%	10	10.3%	9.5%	10
Equity accounted properties
United States	7.6%	5.8%	10	7.6%	5.8%	10

14

The details of debt obligations for our consolidated retail properties at March 31, 2014 are as follows:

(US$ Millions)	Weighted Average Rate	Debt Balance
Secured Debt Obligations
Fixed rate	10.6%	$42
Variable rate	11.5%	665

Deferred financing costs		(9)
		$698

Current		$55
Non-current		643
		$698

The details of debt obligations related to GGP, which we account for as an equity investment, at March 31, 2014 are as follows:

(US$ Millions)	Weighted Average Rate	Debt Balance(1)
Fixed-rate debt
Collateralized mortgages, notes and loans payable	4.5%	$ 13,957
Corporate and other unsecured loans	4.4%	11

Variable-rate debt
Collateralized mortgages, notes and loans payable	2.6%	1,701
Revolving credit facility	1.7%	332
Junior subordinated notes	1.7%	206
		$ 16,207
(1) Represents GGP's consolidated debt obligations.

During the three months ended March 31, 2014, GGP raised $685 million of property-level debt with a weighted average interest rate of 4.37% and weighted average term-to-maturity of 8.5 years. This debt refinanced prior loans, which had a weighted average interest rate of 4.70% and a remaining term-to-maturity of 1.9 years. These refinancing transactions generated approximately $159 million of net proceeds to GGP.

Multi-Family, Industrial and Hotels

Operating results – Multi-Family, Industrial and Hotels

The following table presents the NOI and FFO of our multi-family, industrial and hotels segment for the three months ended March 31, 2014 and 2013.

(US$ Millions)	NOI(1)		FFO(1)
Three months ended Mar. 31,	2014	2013	2014	2013
Total	$102	$ 129	$ 19	$ 15
(1)	See “— Performance Measures” above in this MD&A for an explanation of components of NOI and FFO.

NOI decreased by $27 million for the three months ended March 31, 2014 when compared to the prior year period, primarily as a result of the disposition of non-core assets, as well as certain hotel assets in Australia, which are held through an entity that was previously consolidated by the partnership and has been reclassified to equity accounted investments as part of a reorganization

For the three months ended March 31, 2014, FFO compared with the same period in the prior year increased by $4 million, which was primarily due to increased FFO from acquisition activity as well as a strong quarter at the Atlantis hotel, partially offset by the sale of non-core assets.

15

Balance sheet – Multi-Family, Industrial and Hotels

The following table presents equity after subtracting non-controlling interests of others of our multi-family, industrial and hotels segment.

(US$ Millions)	Mar. 31, 2014	Dec. 31, 2013
Investment properties	$ 3,880	$3,927
Equity accounted investments	620	703
Hotel operating assets	2,403	2,432
Loans and notes receivable	126	128
Accounts receivable and other	1,433	1,378
	8,462	8,568
Debt obligations	5,177	5,223
Accounts payable and other liabilities	479	451
Non-controlling interests	1,771	1,852
Equity after subtracting non-controlling interests of others in operating subsidiaries and properties	$ 1,035	$1,042

The accounts receivable and other line item includes the Atlantis hotel in the Bahamas and the Hard Rock Hotel and Casino in Las Vegas. Equity after subtracting non-controlling interests of others in our multi-family, industrial and hotels segment was relatively flat between December 31, 2013 and March 31, 2014, as the acquisition of new investments was offset by the disposition of non-core assets.

The key valuation metrics of these properties are presented in the following table. The valuations are most sensitive to changes in the discount rate and timing or variability of cash flows.

	Mar. 31, 2014			Dec. 31, 2013
	Discount rate	Terminal capitalization rate	Investment horizon	Discount rate	Terminal capitalization rate	Investment horizon
Consolidated properties
North America	8.4%	7.7%	10	8.5%	7.6%	10
Europe	9.8%	8.1%	10	9.9%	8.2%	10
Equity accounted properties
North America	7.4%	6.9%	10	7.8%	7.0%	10
Australia	9.5%	8.6%	10	9.5%	8.6%	10

Corporate

Balance sheet – Corporate

The following table presents equity after subtracting non-controlling interests of others at the corporate level:

(US$ Millions)	Mar. 31, 2014	Dec. 31, 2013
Accounts receivable and other	$21	$37

Corporate debt obligations	$ 2,197	$496
Capital Securities	1,250	1,250
Accounts payable and other liabilities	1,054	589
Non-controlling interests	25	25
Equity after subtracting non-controlling interests of others in operating subsidiaries and properties	$(4,505)	$(2,323)

The increase in corporate debt obligations is primarily a result of the $1.3 billion drawn to fund the cash portion of the initial tender offer to acquire BPO common shares. The increase in accounts payable and other liabilities is primarily attributable to a liability of approximately $465 million related to the acquisition of an additional 24.1 million BPO common shares that were tendered in the second stage of our tender offer, which expired on March 31, 2014. Accounts payable and other liabilities also consist of deferred tax liabilities.

16

As at March 31, 2014, we had $1.25 billion of capital securities outstanding, which were issued by one of the partnership’s holding entities. The following table provides additional information on the capital securities:

(US$ Millions) (1)	Shares Outstanding	Cumulative Dividend Rate	Mar. 31, 2014	Dec. 31, 2013
Class B Junior Preferred Shares	30,000,000	5.75%	$750	$750
Class C Junior Preferred Shares	20,000,000	6.75%	500	500
Total capital securities			$1,250	$1,250

Current			$-	$-
Non-current			1,250	1,250
Total capital securities			$ 1,250	$ 1,250

(1) Does not include capital securities issued by BPO, which are included within the Office segment.

In addition, as at March 31, 2014, we had $25 million of preferred shares with a cumulative dividend rate of 5% outstanding. The preferred shares were issued by various holding entities of the partnership.

17

Reconciliation of NOI and FFO for the Three Months Ended March 31, 2014 and 2013

	Three months ended Mar. 31,
(US$ Millions)	2014	2013
Commercial property revenue	$723	$748
Hospitality revenue	275	329
Direct commercial property expense	(314)	(305)
Direct hospitality expense	(242)	(274)
Depreciation and amortization of real estate assets (1)	29	22
NOI	471	520
Investment and other revenue	57	55
Share of equity accounted income – FFO	142	104
Interest expense	(288)	(267)
Administration and other expense	(94)	(57)
Non-controlling interests of others in operating subsidiaries and properties in FFO	(124)	(172)
FFO (2)	164	183
Depreciation and amortization of real estate assets (1)	(29)	(22)
Fair value gains, net	568	214
Share of equity accounted income – non-FFO	86	128
Income tax expense	(420)	(99)
Non-controlling interests of others in operating subsidiaries and properties – non-FFO	3	(75)
Net income after subtracting non-controlling interests of others in operating subsidiaries and properties	372	329
Non-controlling interests of others in operating subsidiaries and properties	121	247
Net income	$493	$576

(1) Depreciation and amortization of real estate assets is a component of direct hospitality expense that is added back to NOI and is deducted in the net income calculation.
(2) FFO represents interests attributable to limited partner units of the partnership, and Brookfield Office Properties Exchange LP and REUs (defined as Redeemable/Exchangeable and special limited partner units of the operating partnership). The interests attributable to limited partner units of Brookfield Office Properties Exchange LP and REUs are presented as non-controlling interests in the condensed consolidated statements of income.

Quarterly Results

The results by quarter are as follows:

	2014	2013				2012
(US$ Millions, except per unit information)	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Q2
Total revenue	$1,055	$1,021	$1,048	$1,086	$1,132	$1,014	$1,031	$960
Net income attributable to:
Limited partners (1)	77	35	39	44	-	-	-	-
General partner (1)	-	-	-	-	-	-	-	-
Brookfield Asset Management Inc. (2)	-	-	-	(97)	329	411	409	282
Non-controlling interests attributable to:
Redeemable/exchangeable and special limited partner units of the operating partnership held by Brookfield Asset Management Inc. (1)	292	155	196	206	-	-	-	-
Limited partnership units of Brookfield Office Properties Exchange LP	3	-	-	-	-	-	-	-
Interests of others in operating subsidiaries and properties	121	136	148	325	247	174	424	254
Basic and diluted earnings per LP Unit (3)	$ 0.67	$0.37	$0.50	$0.54

(1)	For the period subsequent to April 15, 2013.
(2)	For the periods prior to April 15, 2013.
(3)	Earnings per unit have been presented effective for the period from the date of the spin-off on April 15, 2013, as this is the date of legal entitlement of earnings to the limited partnership unitholders.

Revenue varies quarter to quarter due to acquisitions and dispositions of commercial and other income producing assets, as well as new leases and renewals at market net rents. In addition, revenue also fluctuates as a result of seasonality, primarily related to our hotel assets, and changes in foreign exchange rates. Net income fluctuates largely due to fair value gains and losses in each given period.

The economic and accounting impact of contractual relationships created or modified in conjunction with the spin-off are reflected prospectively from the date of the spin-off on April 15, 2013 and accordingly have not been reflected in the results of operations of our partnership, as such items were in fact not created or modified prior thereto. As a result, results from periods prior the spin-off are not comparable to results after the spin-off.

18

Income Taxes

The major components of income tax expense include the following:

	Three months ended Mar. 31,
(US$ Millions)	2014	2013
Current income tax	$27	$24
Deferred income tax	393	75
Income tax expense	$ 420	$99

The increase in income tax expense relates primarily to deferred taxes due to a change in legislation, which affects the rate at which some of our temporary differences will be taxed.

Risks and Uncertainties

The financial results of our business are impacted by the performance of our properties and various external factors influencing the specific sectors and geographic locations in which we operate, including: macro-economic factors such as economic growth, changes in currency, inflation and interest rates; regulatory requirements and initiatives; and litigation and claims that arise in the normal course of business.

Our property investments are generally subject to varying degrees of risk depending on the nature of the property. These risks include changes in general economic conditions (including the availability and costs of mortgage funds), local conditions (including an oversupply of space or a reduction in demand for real estate in the markets in which we operate), the attractiveness of the properties to tenants, competition from other landlords with competitive space and our ability to provide adequate maintenance at an economical cost.

Certain significant expenditures, including property taxes, maintenance costs, mortgage payments, insurance costs and related charges, must be made regardless of whether a property is producing sufficient income to service these expenses. Certain properties are subject to mortgages which require substantial debt service payments. If we become unable or unwilling to meet mortgage payments on any property, losses could be sustained as a result of the mortgagee’s exercise of its rights of foreclosure or of sale. We believe the stability and long-term nature of our contractual revenues effectively mitigates these risks.

We are affected by local, regional, national and international economic conditions and other events and occurrences that affect the markets in which we own assets. A protracted decline in economic conditions will cause downward pressure on our operating margins and asset values as a result of lower demand for space.

Substantially all of our properties are located in North America, Australia, Brazil and Europe. A prolonged downturn in the economies of these regions would result in reduced demand for space and number of prospective tenants and will affect the ability of our properties to generate significant revenue. If there is an increase in operating costs resulting from inflation and other factors, we may not be able to offset such increases by increasing rents.

We are subject to risks that affect the retail environment, including unemployment, weak income growth, lack of available consumer credit, industry slowdowns and plant closures, consumer confidence, increased consumer debt, poor housing market conditions, adverse weather conditions, natural disasters and the need to pay down existing obligations. All of these factors could negatively affect consumer spending, and adversely affect the sales of our retail tenants. This could have an unfavorable effect on our operations and our ability to attract new retail tenants.

The strategy of our mezzanine and loan investments depends, in part, upon our ability to syndicate or sell participations in senior interests in our investments, either through capital markets collateralized debt obligation transactions or otherwise. If we cannot do so on terms that are favorable to us, we may not make the returns we anticipate.

For a more detailed description of the risk factors facing our business, please refer to the section entitled ”Item 3.D. Key Information - Risk Factors” in our December 31, 2013 annual report on Form 20-F.

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Interest Rate and Financing Risk

We attempt to stagger the maturities of our mortgage portfolio. We have an on-going need to access debt markets to refinance maturing debt as it comes due. There is a risk that lenders will not refinance such maturing debt on terms and conditions acceptable to us or on any terms at all. Our strategy to stagger the maturities of our mortgage portfolio attempts to mitigate our exposure to excessive amounts of debt maturing in any one year.

Approximately 57% of our outstanding debt obligations at March 31, 2014 are floating rate debt compared to 52% at December 31, 2013. This debt is subject to fluctuations in interest rates. A 100 basis point increase in interest rates relating to our corporate and commercial floating rate debt obligations would result in an increase in annual interest expense of approximately $137 million. A 100 basis point increase in interest rates relating to fixed rate debt obligations due within one year would result in an increase in an annual interest expense of approximately $7 million upon refinancing. In addition, we have exposure to interest rates within our equity accounted investments. We have mitigated, to some extent, the exposure to interest rate fluctuations through interest rate derivative contracts. See “Derivative Financial Instruments” below in this MD&A.

At March 31, 2014, our consolidated debt to capitalization was 50% (December 31, 2013 – 46%). It is our view this level of indebtedness is conservative given the cash flow characteristics of our properties and the fair value of our assets. Based on this, we believe that all debts will be financed or repaid as they come due in the foreseeable future.

Credit Risk

Credit risk arises from the possibility that tenants may be unable to fulfill their lease commitments. We mitigate this risk by ensuring that our tenant mix is diversified and by limiting our exposure to any one tenant. We also maintain a portfolio that is diversified by property type so that exposure to a business sector is lessened. Government and government agencies comprise 7.0% of our office segment tenant base and, as at March 31, 2014, no one tenant comprises more than this.

The following list shows the largest tenants by leasable area in our office portfolio and their respective credit ratings and lease commitments as at March 31, 2014:

Tenant	Primary Location	Credit Rating(1)	Year of Expiry(2)	Total (000's Sq. Ft.)	Sq. Ft. (%)(3)
Government and Government Agencies	Various	AAA/AA+	Various	5,512	7.0%
CIBC World Markets(4)	Calgary/Houston/Midtown NY/Toronto	A+	2034	1,429	1.8%
Suncor Energy Inc.	Calgary	BBB+	2028	1,295	1.7%
Bank of America/Merrill Lynch	Denver/Downtown NY/Los Angeles/Toronto/Washington, D.C.	A-	2022	1,274	1.6%
Morgan Stanley	Denver/Downtown NY/Toronto	A-	2030	1,196	1.5%
Bank of Montreal	Calgary/Toronto	A+	2023	1,130	1.4%
Royal Bank of Canada	Boston/Calgary/Downtown NY/LA/Toronto/Vancouver/Washington, D.C.	AA-	2026	985	1.3%
JPMorgan Chase & Co.	Denver/Downtown NY/Houston/Los Angeles/Midtown NY	A	2022	920	1.2%
PricewaterhouseCoopers	Calgary/Houston/Los Angeles/Perth/Sydney	Not Rated	2026	896	1.1%
KPMG	Los Angeles/Perth/Sydney/Toronto	Not Rated	2025	853	1.1%
Total				15,490	19.7%

(1)	From Standard & Poor's Rating Services, Moody's Investment Services, Inc. or DBRS Limited.
(2)	Reflects the year of maturity related to lease(s) and is calculated for multiple leases on a weighted average basis based on square feet where practicable.
(3)	Prior to considering partnership interests in partially-owned properties.
(4)	CIBC World Markets leases 1.1 million square feet at 300 Madison Avenue in New York, of which they sublease 925,000 square feet to PricewaterhouseCoopers LLP and approximately 100,000 square feet to Sumitomo Corporation of America.

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The following list reflects the ten largest tenants in our retail portfolio as at March 31, 2014. The largest tenant in our portfolio accounted for approximately 3.0% of minimum rents, tenant recoveries and other.

Top Ten Largest Tenants	Primary DBA	Percent of Minimum Rents, Tenant Recoveries and Other (%)
L Brands Inc.	Victoria's Secret, Bath & Body Works, PINK	3.0%
The Gap, Inc.	Gap, Banana Republic, Old Navy	2.3%
Abercrombie & Fitch Stores, Inc.	Abercrombie, Abercrombie & Fitch, Hollister, Gilly Hicks	2.0%
Foot Locker, Inc.	Footlocker, Champs Sports, Footaction USA	2.0%
Forever 21, Inc.	Forever 21	1.8%
American Eagle Outfitters, Inc.	American Eagle, Aerie	1.3%
Express, Inc.	Express, Express Men	1.3%
Luxottica Group S.p.A.	Lenscrafters, Sunglass Hut, Pearle Vision	1.2%
Genesco Inc.	Journeys, Lids, Underground Station, Johnston & Murphy	1.2%
LVMH	Louis Vuitton, Sephora	1.0%
Total		17.1%

Tax Risk

We are subject to income taxes in various jurisdictions, and our tax liabilities are dependent upon the distribution of income among these different jurisdictions. Our effective income tax rate is influenced by a number of factors, including changes in tax law, tax treaties, interpretation of existing laws, and our ability to sustain our reporting positions on examination. Changes in any of those factors could change our effective tax rate, which could adversely affect our profitability and results of operations.

Environmental Risks

As an owner of real property, we are subject to various federal, provincial, state and municipal laws relating to environmental matters. Such laws provide that we could be liable for the costs of removing certain hazardous substances and remediating certain hazardous locations. The failure to remove or remediate such substances or locations, if any, could adversely affect our ability to sell such real estate or to borrow using such real estate as collateral and could potentially result in claims against us. We are not aware of any material noncompliance with environmental laws at any of our properties nor are we aware of any pending or threatened investigations or actions by environmental regulatory authorities in connection with any of our properties or any pending or threatened claims relating to environmental conditions at our properties.

We will continue to make the necessary capital and operating expenditures to ensure that we are compliant with environmental laws and regulations. Although there can be no assurances, we do not believe that costs relating to environmental matters will have a materially adverse effect on our business, financial condition or results of operations. However, environmental laws and regulations can change and we may become subject to more stringent environmental laws and regulations in the future, which could have an adverse effect on our business, financial condition or results of operations.

Economic Risk

Real estate is relatively illiquid. Such illiquidity may limit our ability to vary our portfolio promptly in response to changing economic or investment conditions. Also, financial difficulties of other property owners resulting in distressed sales could depress real estate values in the markets in which we operate.

Our commercial properties generate a relatively stable source of income from contractual tenant rent payments. Continued growth of rental income is dependent on strong leasing markets to ensure expiring leases are renewed and new tenants are found promptly to fill vacancies.

Taking into account the current state of the economy, 2014-2015 may not provide the same level of increases in rental rates on renewal as compared to prior years. We are, however, substantially protected against short-term market conditions, as most of our leases are long-term in nature with an average term of seven years.

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Insurance Risk

We maintain insurance on our properties in amounts and with deductibles that we believe are in line with what owners of similar properties carry. We maintain all risk property insurance and rental value coverage (including coverage for the perils of flood, earthquake and named windstorm).

Foreign Exchange Fluctuations

As at and for the three months ended March 31, 2014, approximately 34% of our assets and 29% of our revenues originated outside the United States and consequently are subject to foreign currency risk due to potential fluctuations in exchange rates between these currencies and the U.S. Dollar. To mitigate this risk, we attempt to maintain a natural hedged position with respect to the carrying value of assets through debt agreements denominated in local currencies and, from time to time, supplemented through the use of derivative contracts as discussed under “- Derivative Financial Instruments”.

Derivative Financial Instruments

We and our operating entities use derivative and non-derivative instruments to manage financial risks, including interest rate, commodity, equity price and foreign exchange risks. The use of derivative contracts is governed by documented risk management policies and approved limits. We do not use derivatives for speculative purposes. We and our operating entities use the following derivative instruments to manage these risks:

•	foreign currency forward contracts to hedge exposures to Canadian Dollar, Australian Dollar, British Pound, and Euro denominated investments in foreign subsidiaries and foreign currency denominated financial assets;

•	interest rate swaps to manage interest rate risk associated with planned refinancings and existing variable rate debt;

•	interest rate caps to hedge interest rate risk on certain variable rate debt; and

•	total return swaps on Brookfield Office Properties’ shares to economically hedge exposure to variability in its share price under its deferred share unit plan.

We also designate Canadian Dollar financial liabilities of certain of our operating entities as hedges of our net investments in our Canadian operations.

Interest Rate Hedging

We have derivatives outstanding that are designated as cash flow hedges of variability in interest rates associated with forecasted fixed rate financings and existing variable rate debt.

As at March 31, 2014, we had derivatives representing a notional amount of $1,800 million in place to fix rates on forecasted fixed rate financings with maturities between 2024 and 2026 at rates between 2.3% and 4.7%. As at December 31, 2013, we had derivatives representing a notional amount of $1,552 million in place to fix rates on forecasted fixed rate financings with a maturity between 2024 and 2026 at rates between 2.3% and 4.7%. The hedged forecasted fixed rate financings are denominated in U.S. Dollars and Canadian Dollars.

As at March 31, 2014, we had derivatives with a notional amount of $3,425 million in place to fix rates on existing variable rate debt at between 0.6% and 5.9% for debt maturities between 2014 and 2021. As at December 31, 2013, we had derivatives with a notional amount of $4,188 million in place to fix rates on existing variable rate debt at between 0.6% and 5.9% for debt maturities between 2014 and 2020. The hedged variable rate debts are denominated in U.S. Dollars, British Pounds, Euros, and Australian Dollars.

The fair value of our outstanding interest rate derivative positions as at March 31, 2014 is a loss of $126 million (December 31, 2013 – loss of $61 million). For the three months ended March 31, 2014, and 2013, the amount of hedge ineffectiveness recorded in interest expense in connection with our interest rate hedging activities was not significant.

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Foreign Currency Hedging

We have derivatives designated as net investment hedges of our investments in foreign subsidiaries. As at March 31, 2014, we had hedged a notional amount of £981 million (December 31, 2013 – £770 million) at rates between £0.60/$ and £0.63/$ using foreign currency forward contracts maturing between April 2014 and March 2015. In addition, as at March 31, 2014, we had hedged a notional amount of €1,041 million (December 31, 2013 – €550 million) at rates between €0.72/$ and €0.74/$ using foreign currency forward contracts maturing between August 2014 and February 2015. We had also hedged, as at March 31, 2014, a notional amount of A$ 1,112 million (December 31, 2013 – A$ 535 million) at rates between A$1.06/$ and A$1.14/$ using foreign currency forward contracts maturing between May 2014 and February 2015.

The fair value of our outstanding foreign currency forwards as at March 31, 2014 is a loss of $78 million (December 31, 2013 – loss of $27 million).

In addition, as of March 31, 2014, we had designated C$900 million (December 31, 2013 – C$900 million) of Canadian dollar financial liabilities as hedges against our net investment in Canadian operations.

Other Derivatives

The following other derivatives have been entered into to manage financial risks and have not been designated as hedges for accounting purposes.

At March 31, 2014, we had a total return swap under which the partnership received the return on a notional amount of 1.4 million Brookfield Office Properties common shares in connection with Brookfield Office Properties’ deferred share unit plan. The fair value of the total return swap at March 31, 2014 was $1 million (December 31, 2013 – $1 million) and a $1 million gain in connection with the total return swap was recognized within general and administrative expense in the three months ended March 31, 2014 (2013 – $5 million).

At March 31, 2014, we had interest rate cap contracts outstanding with a notional amount of $3,553 million, at rates between 2.5% and 4.5% and expiring between 2014 and 2016. As at December 31, 2013, we had interest rate cap contracts outstanding with a notional amount of $3,553 million, at rates between 2.5% and 4.5% and expiring between 2014 and 2016. The fair value of these contracts at March 31, 2014 was nil (December 31, 2013 — nil).

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Related Party Transactions

In the normal course of operations, the partnership entered into the transactions below with related parties on market terms. These transactions have been measured at exchange value and are recognized in our interim condensed consolidated financial statements.

The immediate parent of the partnership is the managing general partner of our partnership. The ultimate parent of our partnership is Brookfield Asset Management. Other related parties of the partnership represent its subsidiaries and operating entities. The following table summarizes transactions with related parties:

(US$ Millions) Three months ended Mar. 31,	2014	2013
Commercial property revenue(1)	$1	$ 2
Interest and other income	-	2
Interest expense on debt obligations	5	2
Interest on capital securities paid to Brookfield Asset Management Inc.	20	-
Administration expense (2)	10	24
Management fees paid	52	14

(US$ Millions) Balances outstanding as at	Mar. 31, 2014	Dec. 31, 2013
Participating loan interests	$685	$ 747
Loans and notes receivable (3)	264	293
Receivables and other assets	94	11
Capitalized construction costs payable to BrookfieldAsset Management Inc.	48	-
Debt obligations payable	383	341
Other liabilities	144	98
Capital securities owned by Brookfield Asset Management Inc.	1,250	1,250

(1) Amounts received from Brookfield Asset Management Inc. and its subsidiaries for the rental of office premises
(2) Amounts paid to Brookfield Asset Management Inc. and its subsidiaries for administrative services
(3) Includes $92 million receivable from Brookfield Asset Management Inc. upon the earlier of the partnership's exercise of its option to convert its participating loan interests into direct ownership of the Australian portfolio or the maturity of the participating loan notes.

Changes in Accounting Policy

The partnership adopted IFRIC 21, “Levies” (“IFRIC 21”) effective January 1, 2014. IFRIC 21 addresses when an entity should recognize a liability to pay a government levy other than income taxes. IFRIC 21 is an interpretation of IAS 37, “Provisions, Contingent Liabilities and Contingent Assets” (“IAS 37”). IAS 37 sets out criteria for the recognition of a liability, one of which is the requirement for the entity to have a present obligation as a result of a past event. IFRIC 21 clarifies that the obligating event that gives rise to a liability to pay a levy is the activity described in the relevant legislation that triggers the payment of the levy. The adoption of this guidance did not have an impact on the partnership’s March 31, 2014 condensed consolidated financial statements.

Use of Estimates

The preparation of our financial statements requires management to make judgments, estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Our estimates are based on historical experience and on various other assumptions that are believed to be reasonable under the circumstances. The result of our ongoing evaluation of these estimates forms the basis for making judgments about the carrying values of assets and liabilities and the reported amounts of revenues and expenses that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions.

LIQUIDITY AND CAPITAL RESOURCES

The capital of our business consists of debt obligations, capital securities, preferred stock and equity. Our objectives when managing this capital are to maintain an appropriate balance between holding a sufficient amount of capital to support our operations and to reduce our weighted average cost of capital and to improve the returns on equity. As at March 31, 2014, the recorded values of capital totaled $50 billion (December 31, 2013— $49 billion). Our principal liquidity needs for the next year are to:

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•	fund recurring expenses;

•	meet debt service requirements;

•	fund those capital expenditures deemed mandatory, including tenant improvements;

•	fund development costs not covered under construction loans;

•	fund investing activities which could include discretionary capital expenditures;

•	fund property acquisitions; and

•	fund distributions to unitholders.

We plan to meet these needs with one or more of the following:

•	cash flows from operations;

•	construction loans;

•	proceeds from sales of assets;

•	proceeds from sale of non-controlling interests in subsidiaries; and

•	credit facilities and refinancing opportunities.

We attempt to maintain a level of liquidity to ensure we are able to react to investment opportunities quickly and on a value basis. Our primary sources of liquidity consist of cash and undrawn committed credit facilities, as well as cash flow from operating activities. In addition, we structure our affairs to facilitate monetization of longer-duration assets through financings, co-investor participations or refinancings.

We also generate liquidity by accessing capital markets on an opportunistic basis. The following table summarizes the various sources of cash flows of our operating entities which supplement our liquidity.

(US$ Millions) Three months ended Mar. 31,	2014	2013
Cash flow from operating activities	$21	$ 5
Borrowings	2,657	1,985
Proceeds from asset sales	377	178
Proceeds from sale of investments	133	57
Proceeds from sale of financial assets	3	103
Loans and notes receivable collected	-	88
Contributions from non-controlling interest	673	93
	$ 3,864	$2,509

We seek to increase income from our existing properties by maintaining quality standards for our properties that promote high occupancy rates and support increases in rental rates while reducing tenant turnover and related retenanting costs, and by controlling operating expenses. Consequently, we believe our revenue, along with proceeds from financing activities and divestitures, will continue to provide the necessary funds to cover our short-term liquidity needs. However, material changes in the factors described above may adversely affect our net cash flows.

Most of our borrowings are in the form of long term asset-specific financings with recourse only to the specific assets. Limiting recourse to specific assets ensures that poor performance within one area should not compromise our ability to finance the balance of our operations. A summary of our debt profile for each of our office and retail segments are included elsewhere in this MD&A.

As at March 31, 2014, we had a $1.5 billion acquisition facility and a $1 billion credit facility in place to fund the acquisition of BPO common shares that were previously not beneficially owned by the partnership and for general corporate purposes. These facilities were entered into in March 2014 and, collectively, they replaced existing bilateral credit facilities with eleven banks. At March 31, 2014, the balance drawn on these facilities was $1,947 million (December 31, 2013 - $496 million). We incurred $5 million in interest expense related to these corporate revolving credit facilities in the three months ended March 31, 2014 (2013 - not applicable).

As of March 31, 2014, we had in place a $700 million subordinated credit facility with a subsidiary of Brookfield Asset Management to supplement our liquidity. As of March 31, 2014, the balance drawn on this facility was $250 million. Under the facility, we do not pay a commitment fee on any undrawn balance.

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At March 31, 2014, the book value of our limited partnership units was $4.7 billion, compared with a market capitalization of approximately $3.7 billion, calculated as total limited partnership units outstanding of 200.2 million multiplied by $18.70, the closing price per limited partnership unit on the New York Stock Exchange on March 31, 2014.

TREND INFORMATION

We will seek to increase the cash flows from our office and retail property activities through continued leasing activity as described below. In particular, we are operating below our historical office occupancy level in the United States, which provides the opportunity to expand cash flows through higher occupancy. In addition, we believe that most of our markets have favorable outlooks, which we believe also provides an opportunity for strong growth in lease rates. We do, however, still face a meaningful amount of office lease rollover in 2014/2015, which may restrain FFO growth from this part of our portfolio in the near future. Our beliefs as to the opportunities for our partnership to increase its occupancy levels, lease rates and cash flows are based on assumptions about our business and markets that management believes are reasonable in the circumstances. There can be no assurance as to growth in occupancy levels, lease rates or cash flows. See “Special Note Regarding Forward-looking Statements”.

Transaction activity is picking up across our global real estate markets and we are considering a number of different opportunities to acquire single assets, development sites and portfolios at attractive returns. In our continued effort to enhance returns through capital reallocation, we are also looking to divest all of, or a partial interest in, a number of mature assets to capitalize on existing market conditions.

Given the small amount of new office and retail development that occurred over the last decade and the near total development halt during the global financial crisis, we see an opportunity to advance our development inventory in the near term in response to demand we are seeing in our major markets. In addition, we continue to reposition and redevelop existing retail properties, in particular, a number of the highest performing shopping centers in the United States.

OFF-BALANCE SHEET ARRANGEMENTS

We do not have any off-balance sheet arrangements that have or are reasonably likely to have a material current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to investors.

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